August 27, 2021

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Attention: Irene Barberena-Meissner

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bonanza Creek Energy, Inc.

Registration Statement on Form S-4

Filed July 14, 2021

File No. 333-257882

Ladies and Gentlemen:

Set forth below are the responses of Bonanza Creek Energy, Inc. (“Bonanza Creek”, the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-257882, filed with the Commission on July 14, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-4 filed July 14, 2021

Unaudited Pro Forma Condensed Combined Financial Statements, page 230

1.

In footnotes 4(o), 5(m) and 6(m) you state the pro forma adjustments related to income tax expense are based upon a blended federal and state effective statutory tax rate of 24.5%. Please revise to clarify how the blended rate is calculated.

RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on pages 253, 258 and 262 of Amendment No. 1.

Note 6. Crestone Peak Preliminary Acquisition Accounting and Pro Forma Adjustments Crestone Peak Pro Forma Adjustments, page 261

2.

We note adjustments 6(k) and 6(l) reduce pro forma interest expense for amounts related to the Crestone Peak credit facility which will be paid down as a result of the merger. We also understand that you will incur $250 million of new debt under your credit facility

Securities and Exchange Commission

August 27, 2021

to fund the pay down and that you have increased your pro forma interest expense by $0.5 million and $1.9 million for the interim and year end periods respectively. Please tell us how you determined the pro forma interest adjustments related to the funds drawn on your credit facility providing details sufficient to understand the interest rates applied and the amounts and underlying reasons for any interest capitalized.

RESPONSE: The pro forma interest adjustments of $0.5 million for the three months ended March 31, 2021 (which will now be $0.6 million for the six months ended June 30, 2021) and $1.9 million for the year ended December 31, 2020 were determined based on the projected borrowings on the Bonanza Creek credit facility of $250.0 million and an annual interest rate of 4.0% based on pro forma borrowings outstanding. This interest expense was offset 100% by capitalized interest, consistent with Bonanza Creek’s historical policy and drilling operations.

Accordingly, in response to comment #2 and #3 below, we have revised our disclosure within adjustments 6(k) and 6(l) within the pro forma financial statements on page 262 of Amendment No. 1.

3.

Your disclosure of adjustments 6(k) and 6(l) indicate that they predominantly relate to the elimination of historical interest expense related to the Crestone Peak credit facility. However, we note that a significant portion of the interest expense recorded in Crestone Peak’s financial statements for the year ended December 31, 2020 and the three months ended March 31, 2021, relate to related party notes issued to CPPIB Crestone Peak Resources Canada Inc. Please revise the narrative disclosure in your footnotes or tell us how your current description of the adjustment is consistent with the disclosures in the Crestone financial statements.

RESPONSE: As discussed in our response to comment #2 above, in response to the Staff’s comment, we have revised the referenced disclosure on page 262 of Amendment No. 1.

Annex J: Information About Crestone Peak

Oil and Gas Data

Proved Reserves, page J-2

4.

Please expand the information provided in Annex J to include the disclosures required in Items 1203(b), 1203(c) and 1203(d) of Regulation S-K relating to Crestone Peak’s proved undeveloped reserves as of December 31, 2020 and include the information required in Item 1205 of Regulation S-K relating to the drilling and other exploratory and development activities that occurred in each of the last three fiscal years.

RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on pages 2-5 of Annex J of Amendment No. 1.

Securities and Exchange Commission

August 27, 2021

Notes to the Consolidated Financial Statements

Note 22. Supplemental Oil and Gas Information (Unaudited), page K-35

5.

The discussion of the changes that occurred in total proved reserves presented on pages K¬36 and K-37 indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of the changes relating to several separate and unrelated factors, e.g. commodity prices, the capital cost environment, proved undeveloped pad reconfigurations, rig schedule, and certain working interests for the year ended December 31, 2020; commodity prices, the removal of certain proved undeveloped locations after down spacing test results, and the reduction of non-operated reserves related to changes in operator plans for the year ended December 31, 2019; plug and abandoned wells with higher risk profiles and type curve revisions for the year ended December 31, 2018.

Please expand the disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices and/or costs, interests, well performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

This comment also applies to the disclosure of the changes due to revisions of the previous estimates of proved undeveloped reserves for the year ended December 31, 2020. Refer to Item 1203(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on pages 35 to 39 of Annex K to Amendment No. 1.

6.

Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page K-37 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31, 2017. Refer to FASB ASC 932-235-50-4.

RESPONSE: In response to the Staff’s comment, we have revised the referenced disclosure on page 37 of Annex K to Amendment No. 1.

*****

Securities and Exchange Commission

August 27, 2021

Should the Staff have additional questions or comments regarding this letter or the filing, please do not hesitate to contact Stephen M. Gill or Shelley A. Barber of Vinson & Elkins L.L.P., at (713) 758-4458 and (212) 237-0022, respectively.

Sincerely,

/s/ Shelley A. Barber
Shelley A. Barber

Enclosures

cc:

John Hodgin, Securities and Exchange Commission

Myra Moosariparambil, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Lauren Nguyen, Securities and Exchange Commission

Skip Marter, Bonanza Creek Energy, Inc.

Stephen M. Gill, Vinson & Elkins L.L.P.

Eric Christ, Extraction Oil & Gas, Inc.

Julian Seiguer, P.C., Kirkland & Ellis L.L.P.

Doug Bacon, P.C., Kirkland & Ellis L.L.P.

Bryan Flannery, Kirkland & Ellis L.L.P.